UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
000-09099

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11 -K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FLORIDA GAMING CORPORATION
Full Name of Registrant

Former Name if Applicable

3500 N W 37th Avenue
Address of Principal Executive Office (Street and Number)

Miami, FL 33142
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a Current Report on Form 8-K, on August 19, 2013, Florida Gaming Corporation (the “Company”) and its wholly-owned subsidiary, Florida Gaming Centers, Inc. (“Centers”), each filed voluntary petitions in bankruptcy seeking relief under the provisions of Chapter 11 (the “Bankruptcy Cases”) of Title 11 of the United States Bankruptcy Code (“Bankruptcy Code”).

In connection with the Bankruptcy Cases, the Company’s auditor filed a proof of claim against the Company relating to fees owed in connection with the audit performed for the fiscal year ended December 31, 2012. The United States Trustee assigned to the Chapter 11 Cases has objected to the Company’s engagement of these auditors to audit the Company’s financial statements for the year ended December 31, 2013.

The Company does not expect the Bankruptcy Cases to result in the Company receiving sufficient proceeds to satisfy the auditor’s claim in full or to engage an auditor to perform an audit of the Company’s financial statements for the year ended December 31, 2013. For this reason, the Company will not be able to timely file its Annual Report on Form10-K for the twelve months ended December 31, 2013 without unreasonable effort or expense.

The Company will not file the Annual Report within the fifteen day extension period provided by Rule 12b-25 and cannot provide assurance as to when, or if, it will complete the filing.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kim Tharp	812	945-7211
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Florida Gaming Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2014	By.	/s/ Kim Tharp
Kim Tharp Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).